GERSTEN SAVAGE, LLP
                              600 LEXINGTON AVENUE
                               NEW YORK, NY 10022
                                                               December 29, 2005


VIA FACSIMILE (202) 772-9219 AND EDGAR
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Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-0303
Attn.: Pamela A. Long, Assistant Director

Re:   Western Power & Equipment Corp. (the "COMPANY")
      Re.: Amendment No. 2 to Registration Statement on Form S-1
      Filed November 30, 2005
      File No. 333-126854

Dear Ms. Long:

We are securities counsel to the Company, and have been requested to furnish the Securities and Exchange Commission (the "COMMISSION") with the page numbers of Amendment No. 2 on which changes relating to the removal of all securities underlying the Series C Warrants appear (Amendment No. 1 consisted of no more than the addition of the legend appearing immediately subsequent to the footnotes to the registration fee table). The Series C Warrants issued to the institutional lenders entitle the holders thereof to receive, upon exercise, additional Series A Debentures and Series A Warrants.

1.          CALCULATION OF REGISTRATION FEE TABLE

            The figures in the table appearing in Amendment No. 2 reflect the removal of all shares of common stock issuable upon: (i) the conversion of the Series A Debentures issuable upon the exercise of the Series C Warrants (footnote 3); (ii) the exercise of the Series A Warrants issuable upon the exercise of the Series C Warrants (footnote 4); (iii) the interest payable in common stock on the Series A Debentures issuable upon the exercise of the Series C Warrants (footnote 5); and (iv) the additional 30% of all shares of common stock referred to in (i), (ii) and (iii) above (footnote 6).

2.          COVER PAGE OF PROSPECTUS

            This page reflects the removal of all shares of common stock issuable upon exercise of the Series C Warrants under the circumstances discussed immediately above. There are also other changes shown but these do not relate to the Series C Warrants.

THE OFFERING
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3.          PAGE 3

            The first paragraph of this page was amended to reflect different numbers of shares being registered and the last two paragraphs of this page, relating to use of proceeds from the exercise of the Series C Warrants, were deleted (except for the last sentence "We do not presently anticipate receiving any of the foregoing proceeds"). The footnotes were amended accordingly.

RISK FACTORS
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4.          PAGE 8. "THERE ARE A LARGE NUMBER OF SHARES UNDERLYING THE
            CONVERTIBLE DEBENTURES AND WARRANTS THAT MAY BE AVAILABLE FOR FUTURE SALE AND THE SALE OF THESE SHARES MAY DEPRESS THE MARKET PRICE OF OUR COMMON STOCK."

            The risk factor was amended to eliminate the shares issuable upon the conversion of the additional Series A Debentures and the exercise of the additional Series A Warrants, each as issuable upon exercise of the Series C Warrants.

5. PAGE 9. "MANY OF OUR SHARES OF COMMON STOCK WILL IN THE FUTURE BE AVAILABLE FOR RESALE. ANY SALES OF OUR COMMON STOCK, IF IN SIGNIFICANT AMOUNTS, ARE LIKELY TO DEPRESS THE MARKET PRICE OF OUR SHARES."

            All share figures were revised to exclude the shares referred to in No. 4 above. Incidentally, the numbers also include the addition of the shares sold by American United Global, Inc. to the purchasers identified in the prospectus.

USE OF PROCEEDS
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6.          PAGE 11.

            The third and fourth paragraphs included in the original S-1, which related to the proceeds from the exercise of the Series C Warrants, were deleted.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
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OPERATIONS
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7.          PAGE 14. RESULTS OF OPERATIONS, SIXTH PARAGRAPH, BEGINNING WITH
            "INTEREST EXPENSE FOR FISCAL 2005 . . ."

            This paragraph was added as a result of the substitution of figures for the Company's fiscal year ended July 31, 2005 in lieu of the nine months ended April 30, 2005. The Series C Warrants are discussed, but only in the context of the amortization of debt discount of the additional Series A Warrants issuable in the event of the exercise of the Series C Warrants.

8.          PAGE 16. LIQUIDITY AND CAPITAL RESOURCES.

            The fifth paragraph of this section was amended for the same purpose as in No. 7 above.

SHARES ELIGIBLE FOR FUTURE SALE
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9.          PAGE 35.

            The sixth paragraph was modified to reflect the removal of the shares of common stock ultimately underlying the Series C Warrants.

SELLING SECURITY HOLDERS
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10.         PAGE 40.

            The first paragraph as well as the table, including its footnotes, were modified to reflect the removal of the shares of common stock ultimately underlying the Series C Warrants.

Your cooperation in reviewing our responses promptly would be greatly appreciated. Please feel free to contact me as you review our responses with any questions or comments at (212) 752-9700 or by facsimile at (212) 813-9768. Thank you for your cooperation.

                                                   Yours truly,

                                                   /s/ Jay M. Kaplowitz
                                                   ---------------------------
                                                   Jay M. Kaplowitz